UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44398

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Great Pacific Securities

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

151 Kalmus Drive, Suite H8
(No. and Street)

Costa Mesa	CA	92626
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher V. Vinck	714-619-3000	cvinck@greatpac.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

9/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Christopher V. Vinck, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Great Pacific Securities, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

See attachment
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

CHRISTIAN JARED CASTILLO
Notary Public - California
Orange County
Commission # 2409720
My Comm. Expires Jul 3, 2026

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me on this 14 day of February, 2024, by
Date *Month* *Year*

(1) Christopher Vinck

(and (2) ________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 2/14/2024 Number of Pages: 1

Signer(s) Other Than Named Above: NONE



GREAT PACIFIC SECURITIES

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2023

GREAT PACIFIC SECURITIES

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Great Pacific Securities

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Great Pacific Securities as of December 31, 2023, the related statements of income, changes in stockholder's equity, subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Great Pacific Securities as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Great Pacific Securities' management. My responsibility is to express an opinion on Great Pacific Securities' financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Great Pacific Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Great Pacific Securities' financial statements. The Supplemental Information is the responsibility of the Great Pacific Securities' management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Great Pacific Securities' auditor since 2003.
Tarzana, California
February 26, 2024

GREAT PACIFIC SECURITIES

Statement of Financial Condition
For the Year Ended December 31, 2023

ASSETS

Cash and cash equivalents	$	70,870
Clearing Deposits		750,000
Accounts Receivable		2,990
Due from Clearing Firm		682,762
Securities Owned - At Market Value		6,431,705
Secured Demand Notes		4,000,000
Other Assets		14,575
Total Assets	$	11,952,902

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable	$	223,866
Cash Overdraft		353,555
Due To Clearing Firm		4,614
Accrued Payroll Taxes and Other		283,269
Accrued Commissions and Salaries		1,253,647
Accrued Expenses		50,848
Subordinated Borrowings (Note 5)		4,000,000
Total Liabilities		6,169,799

STOCKHOLDER'S EQUITY

Common stock, 1,000,000 shares authorized, no par value, 460,000 shares issued and outstanding at stated value of $0.02 per share	$	9,180
Additional Paid in Capital		5,220,000
Retained Earnings		553,923
Total Stockholder's Equity		5,783,103
Total Liabilities and Stockholder's Equity	$	11,952,902

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Income
For the Year Ended December 31, 2023

REVENUES (Note 2)		
Commissions	$	1,470,327
Principal Trading		8,751,386
Underwriting & Selling Group Participation		6,431,218
Fee Income		299,413
Interest Income		247,626
Other Income		94,090
Total Revenues		17,294,060
EXPENSES		
Clearing Charges		789,058
Commissions		5,648,841
Consulting		1,352,807
Insurance		89,736
Employee Compensation and Benefits		1,219,810
Interest		338,197
Legal and Professional Fees		330,400
Occupancy (Note 8)		92,418
Payroll Taxes		266,232
Pension Plan & Retirement (Note 4)		545,186
Quotation		612,336
Regulatory Fees		64,128
Travel and Entertainment		24,933
Other Operating Expenses		423,327
Total Expenses		11,797,409
NET OPERATING INCOME		5,496,651
LESS: INCOME TAX EXPENSE (Note 6)		383,284
NET INCOME	$	5,113,367

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2023

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Beginning balance, January 1, 2023	$ 18,000	$ 939,882	$ 49,592	$ 1,007,474
Additional Capital	-	4,750,000	-	4,750,000
Dividend	-	-	(4,609,036)	(4,609,036)
Return of Capital	(8,820)	(469,882)	-	(478,702)
Net income	-	-	5,113,367	5,113,367
Ending balance, December 31, 2023	$ 9,180	$ 5,220,000	$ 553,923	$ 5,783,103

GREAT PACIFIC SECURITIES

Statement of Cash Flows
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 5,113,367
Adjustments to reconcile net income to net cash provided by Operating activities:	
(Increase) decrease in assets	
Accounts Receivable	4,084
Due from Clearing Firm	192,456
Securities Owned - At Market Value	(6,431,705)
Other Assets	(287)
Increase (decrease) in liabilities	
Accounts Payable	62,634
Accrued Payroll Taxes and Other	17,701
Accrued Commissions and Salaries	818,591
Cash Overdraft	(353,555)
Due to Clearing Firm	(1,209)
Accrued Expenses	401,723
Total adjustments	(5,289,567)
Net cash provided by Operating activities	(176,200)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends and Return of Capital	(5,087,738)
Additional Paid in Capital	4,750,000
Net cash used in financing activities	(337,738)
Net decrease in cash and Cash Equivalents	(513,938)
Cash and Cash Equivalents at beginning of year	584,808
Cash and Cash Equivalents at end of year	$ 70,870

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:	
Interest	$ 338,197
State Income taxes	$ 383,284

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2023

Subordinated borrowings at January 1, 2023	8,000,000
Decreases:	
Return of Subordinated Demand Note	(4,000,000)
Subordinated borrowings, December 31, 2023	4,000,000

The accompanying notes are an integral part of these financial statements

Note 1: ORGANIZATION AND NATURE OF BUSINESS

Great Pacific Securities (the "Company") was incorporated in the State of California under Subchapter S and is certified as a Minority Business Enterprise ("MBE"). The Company is registered with the Securities and Exchange Commission ("SEC") as of April 8, 1993 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). All shares of the Company are owned by Christopher Vinck. The Company has adopted a calendar year.

During the year ended December 31, 2023, Christopher Vinck, previously the 51% owner of the Company, purchased the remaining 49% from the minority shareholder. The impacts of the ownership change are reflected in the Statement of Changes in Stockholder's Equity.

The Company conducts business as an introducing and intermediary broker-dealer. The Company trades exempt government securities on a principal basis and accepts equity securities on an agency basis. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides all customer transactions are cleared through another broker dealer on a fully disclosed basis. Transactions are cleared through Pershing LLC, a subsidiary of Bank of New York Mellon.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. The Company considers as cash all short-term investments with a maturity of three months or less to be cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Revenue Recognition

The Company underwrites bond and certificate of deposit offerings by contracting to purchase and then sell offerings on a best effort basis. Commission revenues are recorded by the Company on the trade date reported by the clearing broker with whom it does business. The difference between the price paid and the issue price, the gross underwriting spread, is recognized as underwriting income on the trade date of the sale. Equity trades are conducted on an agency basis and commission revenues are recorded by the Company on the trade date reported by the clearing broker.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

<u>ASC 606 Revenue Recognition</u>

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 at inception.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The reportable segments of revenue generated by the Company are described below:

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for renumeration that needs to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Net Gains or Losses on Principal Trades: Included are realized and unrealized gains and losses from proprietary trading and net gains or losses from “riskless” principal transactions.

Revenue from Underwriting and Selling Group participation: Included is revenue from bond underwritings and selling group participation in any capacity.

Interest/Rebate/Dividend Income. Included are rebates and/or interest earned on securities borrowings; margin interest; interest earned from customer bank sweep into FDIC insured products and interest and/or dividends on securities held in the Company’s inventory.

The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2023:

Performance Obligations Satisfied at a Point in Time	$	16,652,931
Performance Obligations Satisfied Over Time		641,129
Total Revenue	$	17,294,060

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property & Equipment:

Property and equipment are stated at cost. Purchases greater than $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful1ife are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Minimum net capital is the greater of $100,000 or 6 2/3 of aggregate indebtedness which is $144,653. In this case the minimum net capital is $144,653. On December 31, 2023, the Company's net capital of $9,752,795 exceeded the minimum net capital requirement of $144,653 by $9,608,142, and the Company's ratio of aggregate indebtedness of $2,169,799, to net capital was 0.22:1, which is less than the 15:1 maximum ratio requirement.

Note 4: RETIREMENT PLAN

The Company has sponsored a Simplified Employee Pension Plan covering substantially all of its employees. Contributions to the plan are made exclusively by the Company. For the year ended December 31, 2023, the Company's pension expense was $545,186.

Note 5: SUBORDINATED BORROWINGS

At December 31, 2023, the Company had one subordinated note of $4,000,000, bearing interest of 5% per annum with a maturity date of September 30, 2024. The subordinated demand notes are considered equity pursuant to 17 CFR 240. 15c3-1 and are available in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated demand notes are secured by its stockholder's securities collateral account in the amount of $4,805,403. Interest expense for the subordinated demand notes for the year ended December 31, 2023, was $333,300, which was paid to both stockholders.

Pursuant to the buyout of the minority shareholder during the year ended December 31, 2023, the Company returned the underlying securities which collateralized $4,000,000 of the subordinated borrowings. Accordingly, the subordinated demand note was decreased by $4,000,000, which is reflected in the Statement Changes in Subordinated Borrowings.

Note 6: INCOME TAXES

The Company and its stockholders have elected S Corporation status under the federal and state tax laws. As a result, the Company is not liable for corporate income taxes and a portion of certain state income taxes. Instead, the stockholders are taxed on the Company's taxable income in their individual income tax returns.

The State of California assess a 1.5% income tax on S Corporations that have California sourced income.

During 2021, the state of California passed AB 150, a regulation permitting pass-through entities, such as S Corporations, to elect to make tax payments of 9.3% of the entity's qualified net income. Pursuant to the Regulation, the shareholders of the entity are eligible to claim a nonrefundable credit in the amount of tax paid on the qualified net income.

Note 6: INCOME TAXES (Continued)

For the year ended December 31, 2023, total state income tax expense was $383,284.

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. The Company is subject to examination by the taxing agencies for fiscal years ending December 31, 2020, 2021, 2022.

Note 7: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1– Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2– Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3– Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

Assets	Level 1	Level 2	Level 3	Total
U.S. Treasury Bills	$ 6,271,008	$ -	$ -	$ 6,271,008
Money Market Funds	160,697	-	-	160,697
	$ 6,431,705	$ -	$ -	$ 6,431,705

Gains and losses (realized and unrealized) are included in the Statement of Income for the year ended December 31, 2023.

Note 8: COMMITMENTS AND CONTINGENCIES

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted.

Note 8: COMMITMENTS AND CONTINGENCIES (Continued)

Management has reviewed ASC 842 and does not believe that it is applicable to the Company as their lease obligations are structured as short term (month-to-month) obligations. The following outline the company's lease obligations:

The Company leases its facilities in Costa Mesa, CA with a related party Great Pac LLC on a month-to-month basis. The monthly lease payment is $7,500.

Total rent expenses for the year ended December 31, 2023, was $92,418 for the above leases.

During the year ended December 31st, 2023; one shareholder was bought out by the other shareholder. The terms of the buyout call for a consulting agreement through June 30, 2025. On December 31st, 2023 the outgoing shareholder was owed $944,202.

Note 9: LITIGATION

The Company has certain contingent liabilities and is party to various claims arising in the ordinary course of business. Management is of the opinion that all such matters are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material effect on the financial position of the Company.

Note 10: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2023, through February 26, 2024, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

GREAT PACIFIC SECURITIES

Schedule I
Statement of Net Capital
December 31, 2023

	Focus 12/31/23	Audit 12/31/23	Change
Stockholder's Equity, December 31, 2023	$ 5,783,103	$ 5,783,103	-
Add: Subordinated Borrowings	4,000,000	4,000,000	-
Less: Non allowable assets			
Accounts Receivable	(2,989)	(2,989)	-
Other Assets & deductions	(14,575)	(14,575)	-
Other deductions and/or charges	(9,530)	(9,530)	
Tentative net capital	9,756,009	9,756,009	-
Haircuts	(3,214)	(3,214)	-
NET CAPITAL	9,752,795	9,752,795	-
Minimum net capital	144,653	144,653	-
Excess net capital	$ 9,608,142	$ 9,608,142	-
Aggregate indebtedness	$ 2,169,799	$ 2,169,799	-
Ratio of aggregate indebtedness to net capital	0.22:1	0.22:1	

There were no differences between the audited financial statements and the amended Focus report filed at December 31, 2023.

GREAT PACIFIC SECURITIES

December 31, 2023

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Great Pacific Securities
Costa Mesa, California

I have reviewed management's statements, included in the accompanying Great Pacific Securities Exemption Report in which (1) Great Pacific Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Great Pacific Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Great Pacific Securities stated that Great Pacific Securities met the identified exemption provisions throughout the most recent year ended December 31, 2023 without exception. Great Pacific Securities' management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Great Pacific Securities' compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 26, 2024

Great Pacific Securities

Assertions Regarding Exemption Provisions

We, as directors of management of Great Pacific Securities ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2023 through December 31, 2023.

Great Pacific Securities

By:

Christopher V. Vinck, CEO

(Name and Title)

2/26/2024

GREAT PACIFIC SECURITIES

Schedule of Assessment and Payments to the Securities Investor Protection Corporation
Year Ended December 31, 2023

Period Covered	Date Paid	Amount
General Assessment Reconciliation for The Year Ended		$ 16,698
Payment Schedule:		
SIPC-6 Assessment	7/31/2023	9,739
SIPC-7 Assessment	2/28/2024	6,959
		16,698
		$ -

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders and Board of Directors of Great Pacific Securities

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Great Pacific Securities (the Company) is responsible for its Form SIPC-7 and for its compliance with those requirements.

The Company's management and SIPC have agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Company to perform this agreed-upon procedures engagement and conducted my engagement in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and by the American Institute of Certified Public Accountants. I was not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Company and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 26, 2024